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                                January 31, 2005

VIA EDGAR AND U.S. MAIL
-----------------------

Ms. Patricia P. Williams
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0506

      Re:   Heritage Income Trust (File Nos. 811-5853; 33-30361)
            Post-Effective Amendment to the Registration Statements on Form N-1A
            --------------------------------------------------------------------

Dear Ms. Williams:

      The following are the above registrant's responses to the comments that we received from you by telephone on January 19, 2005 regarding Post-Effective Amendment No. 22 for the Heritage Income Trust (the "Trust"). The post-effective amendment was filed on December 1, 2004. Your comments and the Trust's responses are below.

      The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

      PROSPECTUS
      ----------

      ALL FUNDS
      ---------

      (1) COMMENT: You requested that the first set of footnotes on pages 3 and 6 under the shareholder fees section of the table be placed with the other footnotes under the annual operating expenses section of the table.

          RESPONSE:  The disclosure has been revised.

      (2) COMMENT:  You requested that the disclosure  concerning fair valuation
of  portfolio   securities  on  page  16  include  risks  associated  with  such valuations.

          RESPONSE: The disclosure has been revised to include the risks associated with the fair valuation of portfolio securities.

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KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

      (3) COMMENT: You requested that the word "may" replace the word "will" in the second paragraph concerning the fair valuation disclosure on page 16 to clarify that fair valuation will be applied in certain events.

          RESPONSE: The Trust believes the current disclosure is appropriate because fair valuation will not be applied in each event described on page 16. For instance, in determining or evaluating the fair value of one or more portfolio securities following a significant event as defined in the Trust's Valuation Procedures, the Valuation Committee or its delegates may determine that the impact of such event on the affected portfolio security (ies) would not materially affect the relevant Fund's net asset value ("NAV"). If it is determined that the impact of a significant event would not materially affect the relevant Fund's NAV, the affected portfolio security (ies) may be valued using its closing price and not be fair valued.

      (4) COMMENT: You requested that the disclosure concerning timing of orders on page 41 be revised to clarify that sale or purchase orders are executed at the next NAV calculated after the order has been received, and not accepted as currently disclosed.

          RESPONSE: The disclosure has been revised to clarify that sale or purchase orders are executed at the next NAV calculated after the order has been received in "good order".

      (5) COMMENT: You requested that information regarding market timing on page 17 include specific risk disclosure concerning government bonds and junk bonds.

          RESPONSE: The Trust has determined that such disclosure does not apply to these types of investments.

      (6) COMMENT: You requested that disclosure be provided on page 17 stating whether the Board of Trustees has approved the Trust's market timing policy.

          RESPONSE: The requested disclosure has been inserted.

      HIGH YIELD BOND FUND
      --------------------

      (1) COMMENT: You requested that the first sentence to the section entitled "Principal Investment Strategies" on page 1 be revised to read as follows:

      The High Yield Bond Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (including any borrowings for investment purposes) in lower-rated corporate bonds and other fixed income securities that focus on delivering high income.

          RESPONSE: The disclosure has been revised.

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KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP


      STATEMENT OF ADDITIONAL INFORMATION ("SAI")

      (1) COMMENT: You requested that disclosure be provided on page 26 clarifying that the full portfolio holdings will be posted on the Funds' website on a quarterly basis.

          RESPONSE: The requested disclosure has been inserted.

      (2) COMMENT: You requested that disclosure be provided on page 27 clarifying whether there is a policy regarding the receipt of compensation in connection with the disclosure of portfolio securities information.

          RESPONSE: As disclosed on page 27, the Trust, Heritage and the subadviser are prohibited from entering into any arrangement to disclose the Funds' portfolio holdings for compensation or any other type of consideration.

      (3) COMMENT: You requested disclosure on page 27 clarifying who authorizes the disclosure of portfolio holdings, who monitors such disclosure (including obtaining confidentiality agreements), and how any conflicts of interest between the Funds and Heritage and/or the subadviser are addressed.

          RESPONSE: Disclosure has been inserted clarifying that the Chief Compliance Officer authorizes the disclosure of portfolio holdings information to an Authorized Service Provider, such as the subadviser or the custodian, and monitors the use of the information by both Heritage employees and Authorized Service Providers. As disclosed on page 27, in the event that disclosure of a Fund's portfolio holdings presents a conflict of interest between the Funds' shareholders and Heritage, subadviser, distributor or any affiliated person of the Funds, the disclosure will not be made unless a majority of the Trust's Independent Trustees or a majority of a Board committee consisting solely of Independent Trustees approves such disclosure.

      (4) COMMENT: You requested disclosure on page 27 clarifying whether there are any restrictions between the categories of employees who have regular access to the Funds' portfolio holdings.

          RESPONSE: The requested disclosure has been inserted.

      (5) COMMENT: You requested clarification of the oversight role of the Trust's Board of Trustees with respect to the Trust's portfolio holdings disclosure policy.

          RESPONSE: The Board will receive annual reports from the Chief Compliance Officer regarding the implementation and effectiveness of the Trust's portfolio holdings disclosure policy. In addition, the Board will receive any interim reports that the CCO may deem appropriate. Disclosure to this effect has been inserted.


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KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP




                            *     *     *     *     *



      If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

                                          Sincerely,

                                          /s/ Francine J. Rosenberger

                                          Francine J. Rosenberger


cc:   James W. Sutherland
          Heritage Asset Management, Inc.

      Robert J. Zutz
          Kirkpatrick & Lockhart Nicholson Graham LLP


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